SUB-ITEM 77D Policies with respect to security investments

Sub-item 77D(a)

The Hartford Disciplined Equity HLS Fund now seeks only growth of capital rather than growth of capital and current income.

The Hartford High Yield HLS Fund may now invest up to 10% of its total assets in bank loans or loan participation interests in secured variable, fixed or floating rate loans to U.S. corporations, partnerships and other entities.